William L. Lowe | President, SIG 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-221-4712 blowe@sfgmembers.com

November 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mark Cowan, Esq.

Senior Counsel

Division of Investment Management –

Disclosure Review and Accounting Office

Re:	Midland National Life Insurance Company

Post-Effective Amendment No. 4 to the Registration Statement on Form S-1

File No. 333-255059

Dear Mr. Cowan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Midland National Life Insurance Company hereby requests that the effective date of the above-referenced Post-Effective Amendment to the Registration Statement on Form S-1 be accelerated so as to permit it to become effective on November 13, 2023, or as soon thereafter as practicable.

Thank you for your consideration and assistance. If you have any questions regarding this acceleration request or the Registration Statement, please contact Brett Agnew, Deputy General Counsel, at 515-327-5890.

Sincerely,

On behalf of
Midland National Life Insurance Company

/s/ William L. Lowe

Name:	William L. Lowe
Title:	President, Sammons Institutional Group

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